Exhibit 11

FRONTIER FINANCIAL CORPORATION
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	2006	2005	2004

Net Income (in thousands)	$68,910	$51,584	$43,045

Computation of average shares outstanding:

Shares outstanding at beginning of year	42,657	42,177	41,738

Average shares issued pursuant to merger	1,514	-	-

Shares issued or repurchased during the year times average time outstanding during the year	839	305	189
Basic average shares outstanding	45,010	42,482	41,927
Average number of dilutive shares assumed to be outstanding (1)	475	261	279

Average dilutive shares outstanding	45,485	42,743	42,206

Basic earnings per share	$1.53	$1.21	$1.03

Diluted earnings per share	$1.52	$1.21	$1.02